MAXIM GROUP LLC

300 Park Avenue

New York, New York 10022

October 28, 2024

VIA EDGAR

Sarah Sidwell

Asia Timmons-Pierce

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re:	SRIVARU Holding Limited
Registration Statement on Form F-1 (Registration No. 333-282429)

Dear Mmes. Sidwell and Timmons-Pierce:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the underwriters in connection with the above referenced Registration Statement relating to the offer and issuance by the Registrant of certain of its securities, hereby joins the Registrant’s request that the effective date of the Registration Statement be accelerated so that it shall be declared effective at 5:00 PM Eastern Time on October 29, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus, dated October 28, 2024, to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

This is to further advise you that the underwriters have and will continue to comply with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, with regard to the Preliminary Prospectus and any amended Prospectus.

If you require any additional information with respect to this letter, please contact Ali Panjwani of Pryor Cashman LLP at (212) 326-0820.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Ritesh M. Veera
Name:	Ritesh M. Veera
Title:	Co-Head of Investment Banking